As filed with the Securities and Exchange Commission on September 24, 2003
                                                                File No.70-10119
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
          ------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                              FORM U-1 APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          -------------------------------------------------------------

                             Energy East Corporation
                       Energy East Management Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                   (Name of company filing this statement and
                     address of principal executive offices)


          -------------------------------------------------------------

                             Energy East Corporation

                 (Name of top registered holding company parent)
          -------------------------------------------------------------

                               Kenneth M. Jasinski
              Executive Vice President and Chief Financial Officer
                             Energy East Corporation
                                 P.O. Box 12904
                              Albany, NY 12212-2904

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:



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   Frank Lee, Esq.                        Tia S. Barancik
   Huber Lawrence & Abell                 LeBoeuf, Lamb, Greene & MacRae, L.L.P.
   605 Third Avenue                       125 West 55th Street
   New York, New York 10158               New York, NY 10019-5389
   Telephone: (212) 682-6200              Telephone: (212) 424-8455
                                          Facsimile: (212) 424-8500


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                                TABLE OF CONTENTS
                                                                            Page

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION................................1

       A. REQUEST1

       B. DESCRIPTION OF THE PARTIES TO THE TRANSACTION........................1

             1.  Energy East...................................................1

             2.  Public Utility Operations of Energy East......................2

             3.  Non-Utility Affiliates of Energy East.........................3

       C. PROVISION OF SERVICES BY SHARED SERVICES.............................3

       D. SHARED SERVICES AND EEMC CONTRASTED..................................9

ITEM 2.    FEES, COMMISSIONS AND EXPENSES.....................................11

ITEM 3.    APPLICABLE STATUTORY PROVISIONS....................................11

ITEM 4.    REGULATORY APPROVALS...............................................13

       A. NEW YORK PUBLIC SERVICE COMMISSION ("NYPSC")........................13

       B. MAINE PUBLIC UTILITIES COMMISSION ("MPUC")..........................13

       C. MASSACHUSETTS DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY ("MDTE")..14

       D. CONNECTICUT DEPARTMENT OF PUBLIC UTILITY CONTROL ("DPUC")...........15

ITEM 5.   PROCEDURE...........................................................15

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS...................................15

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.............................16


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          Energy East Corporation, a New York corporation ("Energy East"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby amends and restates its Application in File No. 70-10119 in its entirety to read as follows.

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

     A.   REQUEST

          This Application seeks the authorization and approval of the Commission, under Sections 6, 7, 9, 10 and 13(b) of the Act, with respect to the provision of certain intra-system services. Specifically, Energy East requests that the Commission approve the designation of a to-be-formed wholly owned subsidiary to be named Utility Shared Services Corporation, a Delaware corporation ("Shared Services"), as a subsidiary service company in accordance with the provisions of Rule 88 under the Act and find that Shared Services will be so organized and will conduct its operations as to meet the requirements of
Section 13 of the Act and the Commission's rules under the Act. Energy East also seeks Commission authorization for certain of its subsidiaries to provide services to each other and to Shared Services, to the extent that Rule 87(a)(3) does not apply, as more particularly described below. In addition, Energy East and Energy East Management Corporation, a wholly owned subsidiary of Energy East which owns no public utility assets and which has been authorized by the Commission as a subsidiary service company ("EEMC"), seeks approval of the revised forms of service agreements which were submitted to the Commission on February 28, 2003 pursuant to the 60-day letter procedure described in the application in File No. 70-9675 and as such agreements have been further revised to reflect the transactions and arrangements described in this Application that are proposed to become effective on or before January 31, 2004. Copies of such revised services agreements are filed herewith as Exhibit B-5.

     B.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION

          1.   Energy East

          Energy East is currently a registered public utility holding company. Through its subsidiaries, Energy East is a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, and Maine serving approximately 1.8 million electricity customers and 900,000 natural gas customers. Energy East has corporate offices in New York and Maine. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "EAS." On May 1, 1998, Energy East became the parent of New York State Electric & Gas Corporation ("NYSEG")./1 On February 8, 2000, Energy East became the parent of Connecticut Energy Corporation,/2 and on September 1, 2000,

----------------
1    Energy East Corp., et al., HCAR No. 26834 (Mar. 4, 1998).

2    Energy East Corp., et al., HCAR No. 27128 (Feb. 2, 2000).


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Energy East became the parent of CMP Group, Inc., CTG Resources, Inc. and
Berkshire Energy Resources./3

          On June 27, 2002, the Commission issued an order authorizing the acquisition of RGS Energy Group. Inc. ("RGS") by Energy East, File No. 70-9901, pursuant to which RGS became a direct subsidiary of Energy East (the "Merger")./4 As described in the Merger Order, Energy East acquired the common shares of RGS for cash and Energy East common stock. A more complete description of the acquisition of RGS is contained in the Merger U-1 Application, which description is hereby incorporated by reference herein. The Merger was completed on June 28, 2002.

          2.   Public Utility Operations of Energy East

          As described below, Energy East holds direct or indirect interests in the following public utility companies (the "Utility Subsidiaries"), each of which is wholly owned by companies within the Energy East system/5:

     o NYSEG, a New York corporation and a wholly-owned direct subsidiary of RGS, which purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o RG&E, a New York corporation and a wholly-owned subsidiary of RGS, which generates, purchases, transmits and distributes electricity and purchases, transports and distributes natural gas in parts of New York;

     o The Southern Connecticut Gas Company ("Southern Connecticut Gas"), a Connecticut corporation and a wholly-owned subsidiary of Connecticut Energy, which is engaged in the retail distribution and transportation of natural gas in parts of Connecticut;

     o Central Maine Power Company ("Central Maine Power"), a Maine corporation and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(2), the common stock of which is wholly-owned by CMP Group, which is primarily engaged in purchasing, transmitting and distributing electricity in Maine;

     o Connecticut Natural Gas Corporation ("Connecticut Natural Gas"), a Connecticut

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3    Energy East Corp., et al., HCAR No. 27224 (Aug. 31, 2000).

4 Energy East Corp., et al., HCAR No. 35-27546 (June 27, 2002) (the "Merger Order").

5 Energy East also owns indirect interests in the following public utility companies: MEPCo, a Maine corporation, which owns and operates a 345kV transmission interconnection between the Maine - New Brunswick, Canada international border at Orient, Maine - Central Maine Power presently owns a 78.3% voting interest in MEPCo with the remaining interests owned by two other Maine utilities; NORVARCO, a Maine corporation, which holds a 50% general partnership interest in Chester SVC Partnership, a general partnership which owns a static var compensator located in Chester, Maine, adjacent to MEPCo's transmission interconnection - NORVARCO is presently a wholly-owned subsidiary of Central Maine Power.


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     corporation and a wholly-owned subsidiary of CTG Resources, which is primarily engaged in the retail distribution and transportation of natural gas to parts of Connecticut; and

     o The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts corporation and a wholly-owned subsidiary of Berkshire Energy, which is engaged in the sale and distribution of natural gas in western Massachusetts.

     o Maine Natural Gas Corporation ("Maine Natural Gas"), a Maine corporation which distributes gas in Maine and which is a wholly-owned subsidiary of Energy East Enterprises, Inc. ("Energy East Enterprises"), a Maine corporation, a wholly-owned subsidiary of Energy East and a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1);

          3. Non-Utility Affiliates of Energy East

          Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. With certain minor exceptions, the Commission determined that these non-utility interests could be retained by Energy East following its registration as a public utility holding company.6 Energy East's direct non-utility subsidiaries include: (1) RGS, the parent of NYSEG and RG&E; (2) Berkshire Energy, the parent of Berkshire Gas; (3) CMP Group, whose subsidiaries include Central Maine Power and Mainecom Services, a telecommunications service provider; (4) Connecticut Energy, the parent of Southern Connecticut Gas; (5) CTG Resources, the parent of Connecticut Natural Gas; (6) The Energy Network, Inc., whose subsidiaries focus on peaking generation, energy services and telecommunications; (7) Energy East Enterprises, Inc., which owns natural gas and propane air distribution companies and is developing gas storage in upstate New York;7 (8) EEMC; and (9) Energy East Capital Trust I, a statutory business trust formed for the purpose of issuing trust preferred securities.

          In addition, RGS, Berkshire Energy, CMP Group, Connecticut Energy, CTG Resources, and Energy East Enterprises are all public utility holding companies exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(1) and Central Maine Power is a public utility holding company exempt from all provisions of the Act except Section 9(a)(2), by order issued under Section 3(a)(2). All of Energy East's subsidiaries are listed and described in its Annual Report on Form U5S.

     C.   PROVISION OF SERVICES BY SHARED SERVICES

          As stated above, Shared Services will be a wholly owned direct subsidiary of Energy East. Shared Services will have a minimal equity capitalization of 200 shares of common

----------------
6 Id. The Commission has retained jurisdiction pending completion of the record over certain non-utility interests currently owned by RGS. Energy East Corp., et al., HCAR No. 35-27224 (June 27, 2002).

7    Energy East Corp., et al., HCAR No. 26976 (Feb. 12, 1999).


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stock, par value $.01 per share. Shared Services will finance its business through the issuance of debt securities pursuant to Rule 52(b) to Energy East or unaffiliated parties, or as otherwise authorized by the Act, rules and regulations of the Commission thereunder and applicable Commission orders. Shared Services will not borrow money from an associate company other than Energy East unless specifically authorized by the Commission in a further proceeding. The interest rate on any loans from Energy East to Shared Services will be calculated pursuant to the requirements of Rule 52(b)(2) which states:
"The interest rates and maturity dates of any debt security issued to an associate company are designed to parallel the effective cost of capital of that associate company". The loan amount will reflect Shared Services' working capital needs.

          Shared Services proposes to provide the companies in the Energy East system with a variety of administrative and operations services. Shared Services will be performing many of those functions which historically were performed by each of the Energy East Utility Subsidiaries and which are today, pending formation of Shared Services, part of the cost structure for each Energy East Utility Subsidiary. The centralization of these functions is anticipated to create efficiencies and promote consistent use of best practices, and which would result in substantial merger enabled synergies and cost savings. These functions essentially are to be outsourced to Shared Services which will serve as a consolidator and efficiency creator for all the Energy East system Utility Subsidiaries.

          Presently, pending Commission authorization of the formation of Shared Services, some of these functions (supply chain and information technology) are being performed by EEMC. These functions were temporarily transferred to EEMC because EEMC had been established and provided a mechanism for achieving the benefits of centralization pending the authorization and formation of Shared Services. Energy East could have waited to centralize these functions in Shared Services but instead chose to capture the benefits of centralization and consolidation of these functions at the earliest possible opportunity. It is not appropriate for these functions to remain in EEMC because the rationale for establishing EEMC and Shared Services as separate companies with different missions and different managements requires that those functions which are of most use to the Utility Subsidiaries be performed by Shared Services. Energy East anticipates that, subject to Commission approval of this Application, the supply chain and information technology functions, as well as the accounting and finance functions proposed to be performed by Shared Services will be fully transferred to Shared Services by January 31, 2004. Other functions will be transferred to Shared Services when the internal work necessary to centralize them has been completed, subject, in each case, to notice to the Commission of such transfer of function no later than 60 days prior to the proposed effective date of such transfer. Energy East expects that all such functions will be transferred no later than December 31, 2005.

          The services provided by Shared Services would be provided to the Utility Subsidiaries, but a limited number of services in the human resources area (payroll processing and benefits administration) and information technology services would also be provided to EEMC and to a limited extent Energy East, where appropriate and consistent with the economical and efficient performance of such services at cost. It is also possible that, at the request of EEMC, Shared Services will perform studies of the types of functions and services that can and should be centralized as well as the preferred means for achieving such


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centralization and the implementation of system-wide policies. This is the internal work that will need to be done to make Shared Services fully operational. Except with respect to such limited services to be provided to EEMC and Energy East, Shared Services will not provide any type of service to associate non-utility companies. Shared Services' activities will be conducted in accordance with service agreements (the "Service Agreements") that Shared Services will enter into with each of the companies that it serves. The form of these agreements is filed herewith as Exhibit B-1. An appendix entitled "Service Company Policy and Procedures" is filed herewith as Exhibit B-2.

          The presidents of each of the Utility Subsidiaries will serve on the Board of Directors of Shared Services, in addition to other persons as may be elected from time to time. Shared Services will be staffed by employees who will be transferred over time from other Energy East system companies or who will be hired externally. The decision regarding the initial movement of positions from the utility companies to Shared Services will be made function by function and position by position with a view towards maximizing system-wide efficiency as Shared Services takes on new service activities for companies in the Energy East system. The determinative factor with respect to whether a position is moved to the Shared Services payroll would be whether the employee in that position would spend the majority of his or her time on group-wide activities (and allocate his/her time between a number of companies) or company-specific activities (and allocate virtually all of his/her time to a single company). If the former, that position would generally be transferred to Shared Services. In the latter case, greater efficiency, control and cost accountability would be achieved by leaving the position at the single company that utilizes the majority, or all, of the services performed by the employee in that position. This minimizes the unnecessary creation of additional affiliate transactions and minimizes the risk of cross-subsidies between companies in the Energy East system. To the extent that employees of system companies other than Shared Services are collecting data or information for use by Shared Services and/or assisting in the performance of functions by Shared Services, Shared Services management will provide the necessary direction to other system company employees and oversight as to the functions they perform to ensure proper coordination and efficient integration of the Energy East system.

          For example, in two of the proposed Shared Services functions, supply chain and information technology, careful consideration has been given to align the appropriate functions with the service being provided to the utility clients. As a result, it was determined that the day-to-day activities of certain employees were solely and exclusively for the benefit of a single utility client and more effectively and efficiently performed at the client utility's location. The proper at cost determination and billing for these positions would be applied directly to the utility client and only for that utility client. Thus, while these activities would be performed under the direction of Shared Services (in order to ensure consistency across the system), it was determined there was no reason to move the position and the employee into Shared Services. Moving these positions would have created an unnecessary affiliate transaction (with associated accounting and billing) because each employee's role is solely centered on providing service to only one utility. An organizational chart diagramming the positions in the supply chain function as well as organizational charts diagramming the positions in the information technology and human resources functions are included in Exhibit B-3. As a general rule, the individual system companies will continue to perform services that can benefit from individualized application at


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the company level, with Shared Services performing functions that can be more economically and efficiently performed in a centralized manner.

          To ensure adequate oversight and realize economies of scale, certain administrative and operating functions for the companies in the Energy East system will be consolidated and provided through Shared Services. Because the principal operations of the Energy East system are conducted by its Utility Subsidiaries it is expected that these companies will provide the greatest opportunities for the efficient consolidation of administrative and operating activities within Shared Services. Integration savings, previously estimated at over $80 million annually, are now expected to be approximately $100 million annually by 2006. Those savings, which include operating expenses and capital, will come from the consolidation of functions such as accounting, finance, information services and supply chain, as well as the implementation of other merger-enabled initiatives across the six Utility Subsidiaries. Energy East completed its consolidation of information systems during the second quarter of 2003.

          In particular, it is anticipated that, subject to the requirements or limitations of state and federal law, the following classes of services may be offered by Shared Services to the Energy East system companies:

     Accounting Services:

          Shared Services may provide customary accounting services at the Utility Subsidiary level. These activities include the maintenance of the books and records, Utility Subsidiary annual capital and operating budget preparation (on a per company basis), analysis and interpretation of the companies' operating results, preparation of financial reports required for regulatory filings, preparation of reports to support corporate financial consolidation, fixed asset accounting and supervision of compliance with applicable laws and regulations.

          Shared Services may provide routine treasury services including the coordination of activities relating to cash management, bank reconciliation and administering insurance programs, and tax services for the coordination of income, property and revenue tax compliance and tax accounting at the Utility Subsidiary level.

          Shared Services may provide routine accounts payable services including the accurate and timely payment of invoices and employee expense reports, allocation of expenses to the proper general ledger accounts, production of annual reports to the IRS, maintenance of vendor information and source documents, processing checks and wire transfers, and performing bank reconciliations.

     Human Resources Services:

          Shared Services may implement and administer system-wide employee policies at the Utility Subsidiary level. Shared Services' responsibilities would include the supervision of compliance with legal requirements in the areas of employment, compensation, benefits and employee health, welfare, and safety and contract negotiation and relations management with labor unions; and employee performance management program. Shared Services may also


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maintain the employee master files relating to each employee as well as manage recruiting, training and promotions.

          Shared Services may provide payroll services including the supervision and coordination of the calculations, records and control requirements necessary to generate payment of employee salaries and wages and to maintain relevant employee information.

          Shared Services may perform records retention services such as coordinating and maintaining a program for ensuring safe on- and off-site records retention in accordance with applicable regulations.

     Regulatory Services:

          Shared Services may assume responsibility for coordination of the Utility Subsidiaries' rates and regulatory economics departments including rate-related compliance matters.

     Legal Services:

          Shared Services may provide legal support for all of the Utility Subsidiaries, including managing litigation, contract review and negotiation, and participating in state and federal regulatory proceedings.

     Transmission and Energy Supply Services:

          Shared Services may provide services for the coordination of electric and/or gas transmission, storage, and supply functions for the Utility Subsidiary companies in compliance with system-wide policies provided by EEMC.

     Information Technology Services:

          Shared Services may supply centralized information technology services for the Utility Subsidiaries, such as Data Center Operations, IS Networking and Telecommunications systems operations and maintenance, software applications development and maintenance, technology development, end user support, and printing and mailing of utility customer bills.

     Supply Chain Services:

          Shared Services may provide centralized purchasing services such as procurement of materials and supplies, fleet services, contract administration and materials management for the Utility subsidiaries.

     Customer Services:

          Shared Services may assume responsibility for providing Call Center Operations, which would include responding to the client entity's customer calls, customer billing, accounts receivable, credit and collections services, customer satisfaction monitoring and management of low income programs.


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     Engineering Services:

          Shared Services may supply centralized customary engineering services for Energy East system companies, including design engineering, general engineering, construction engineering and GIS technology development, meter services and testing, and operations.

          It is anticipated that Shared Services will occupy portions of the owned or leased office space of the Utility Subsidiaries and will use portions of the owned or leased computer hardware, communications facilities, office equipment and furnishings and vehicles of the Utility Subsidiaries. Further, Shared Services will also use software currently licensed by the Utility Subsidiaries. The Utility Subsidiaries will provide for such occupancy and use under license, lease, sublease or service arrangements with Shared Services which will be in accordance with Rules 90 and 91. Shared Services will disclose to the Commission, in its Rule 24 Reports and its annual reports on Form U-13-60, such licenses, leases, subleases or service arrangements and the principal terms thereof. None of the property proposed to be occupied or used by, or provided to, Shared Services constitute facilities used for the production, transmission, transportation or distribution of electric energy or natural or manufactured gas.

          The Service Agreements will provide methodologies to ensure that all client companies pay to Shared Services the cost of all services, computed in accordance with Rules 90 and 91 under the Act and appropriate accounting standards. Where more than one client company is involved in, or has received benefits from, a service performed by Shared Services, the Service Agreements will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in appendices to the Service Agreements. Thus, charges for all services provided by Shared Services to Energy East system companies will be on an "at cost" basis as determined under Rules 90 and 91 under the Act.

          The methodologies used to accumulate the costs of services performed by Shared Services and to assign or allocate such costs to subsidiaries within Energy East are detailed in the Form of Service Agreement for Shared Services which is attached hereto as Exhibit B-1 hereto. A summary of these methodologies is included as Appendix A to the Form of Service Agreement. However, this summary is qualified in its entirety by the Form of Service Agreement.

          Shared Services will maintain its accounts, cost-accounting procedures and other records in accordance with the requirements of the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies utilizing, however, the chart of accounts specified in the FERC Uniform System of Accounts for Public Utilities and Licensees (18 C.F.R. Part
101) . Exhibit B-2 hereto summarizes the policies and procedures that will be used to implement the Service Agreements. Shared Services will file annual reports on Form U-13-60 in accordance with Rule 94, commencing with the report for calendar year 2003.

          No material change in the organization of Shared Services, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered by Shared Services, subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Shared Services shall first have given the Commission written


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notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Shared Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of
Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Shared Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          Rule 88 (b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90], will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on other occasions made findings under
Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See UNITIL Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994).
In this Application, Energy East has submitted substantially the same application information as would have been submitted in a Form U-13-1. Accordingly, it is appropriate to find that Shared Services will be so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     D.   SHARED SERVICES AND EEMC CONTRASTED

          Energy East notes that each of Shared Services and EEMC would have different foci of operations which are distinct from the scope of activities to be engaged in by the other. Shared Services' clients will be the Utility Subsidiaries and, indirectly, each utility's customers and its local regulatory commission (and EEMC and Energy East only with respect to certain human resources functions (payroll processing and benefits administration), information technology services and, on request, studies of the preferred means of achieving centralization and the implementation of system-wide policies). Shared Services' mission will be to apply economies of scale and best practices across all the utility operations of the Energy East system to serve these clients better and at a lower cost. As noted above, Shared Services seeks to provide supply chain, information technology, accounting, human resources, customer service, payroll, engineering, regulatory services and the other numerous day-to-day operating and administrative services that all Utility Subsidiaries require to operate reliably and efficiently and which are identified in the proposed form of Service Agreement for Shared Services which is included in this Application as Exhibit B-1.

          The focus of Shared Services on making the Energy East Utility Subsidiaries more efficient, safer, reliable and coordinated is reflected in its board of directors which will be comprised of the presidents of each of the Utility Subsidiaries. The influence of these chief executives, with their collective experience in the utility industry and bottom line responsibility


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over their respective Utility Subsidiaries, should help to ensure that Shared
Services provides the most cost effective and relevant services to its clients. Other employees of Shared Services are also likely to come from the Energy East Utility Subsidiary ranks as functions are centralized at Shared Services. Accordingly, from the outset Shared Services' mission and its employees will be focused on serving the needs of its utility clients.

          In contrast to Shared Services, EEMC's focus is strategically managing the Energy East system as a whole with a view towards achieving growth and benefits for the system as a whole. EEMC will have a national and regional focus for its activities and will be principally engaged in general management and providing strategic services to the Energy East System. These services would include overall corporate supervision of the Energy East system, strategic advice, investor relations, corporate finance, corporate governance and related activities associated with maintaining a publicly-held holding company that is a regional energy services provider, such as corporate financial consolidation and reporting. EEMC will emphasize corporate strategy and tactics in its activities and establish the overall framework within which a multitude of corporate functions will be performed and managed on a day-to-day basis by Shared Services. In contrast, Shared Services will be engaged in the details of operations, for example, determining how to procure electric transformers at the best price, how to efficiently run a call center, or how to distribute inventories of spare parts across the system to facilitate rapid storm recovery. EEMC's customers are really the public stakeholders of Energy East and its subsidiaries; shareholders, bond holders, institutional investors, rating agencies, the financial community generally, and the customers and their political representatives in each state where Energy East operates and nationally.

          EEMC's staff, which will be much smaller than Shared Services' staff, is expected to be composed of relatively senior-level personnel drawn from throughout the Energy East system. Shared Services, in contrast, will be focused on the enhanced provision of administrative and operational services that can be efficiently and economically performed on a centralized basis within the Energy East system. The operations focus of Shared Services means that it will be a principal component of the economical and efficient development of an integrated Energy East utility system as it rationalizes the many operating functions that are currently distributed throughout the Energy East system's many utility and non-utility subsidiaries. Shared Services would be focused on becoming a class leader in the provision of administrative and operating services to its Utility Subsidiary clients.

          EEMC has a role in managing the development of Shared Services into a first-in-class service provider. EEMC's concern with system-wide development and managing the system's assets for the benefit of shareholders and other stakeholders will help it to apply market discipline to its examination of Shared Services' performance with a critical eye for efficiency, reasonableness and appropriateness. For example, although Shared Services will be engaged in benchmarking and other periodic internal reviews to determine whether its services are provided efficiently, the separate management oversight provided by EEMC should provide an extra check on the decisions made by Shared Services and the effectiveness of their execution. The different activities, responsibilities and ultimate consumers of the services provided by Shared Services and EEMC, accordingly, give each service company a separate mission within the Energy East organization and a substantial reason for each to be authorized as a subsidiary service company


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under the Act. Rather than being a source of duplication and waste, the separate roles of Shared Services and EEMC should help to promote the economical and efficient performance of services for the benefit of the associate companies served consistent with the requirements of the Act.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated not to exceed $50,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

          Sections 6, 7, 9, 10 and 13(b) of the Act and Rules 87, 88, 90 and 91 are considered applicable to the proposed transactions.

          To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

          Under Rule 87, a subsidiary of a registered holding company may perform services or construction for, or sell goods to, associate companies thereof, if the subsidiary providing the services is principally engaged in the business of an operating electric or gas utility company, or any business or businesses other than that of selling goods to associate companies, that of performing services or construction, that of a holding company or fiscal or financing agency of a holding company, or that of an investment company or investment trust; and which, incidentally to such business, performs such services, or construction, or sells such goods. Rule 87(a)(3).

          Accordingly, a public utility company that is not also a holding company or other entity restricted under the rule may provide services when the utility's principal business is that of a public utility company and its service activities are incidental to its utility business. The utility must comply with the pricing provisions of Rule 90 under the Act in the provision of services to associate companies. In particular, Rule 90 generally requires that services should be provided at not more than cost as determined under Rule 91. Exhibit B-4 hereto describes the services that Energy East's subsidiaries other than EEMC and Shared Services propose to provide to each other.

          Except as heretofore specifically authorized by the Commission in Exhibit B-4, Energy East does not anticipate or expect that its public utility subsidiaries will provide services to Shared Services except on an incidental; i.e., non-recurring, short-term project specific/8 or

----------------
8 For example, Shared Services may from time to time seek to access the expertise of personnel at the different Utility Subsidiaries for discrete one-time projects such as the review of a new product or a new process that Shared Services is considering deploying across the Energy East system, or, at the request of EEMC, Shared Services may seek input from Utility Subsidiary personnel as to the preferred means of centralizing a particular function or service in accordance with policies of the Energy East system. Shared Services, and EEMC in certain situations, would have an appropriate need to evaluate whether such a new product or process would enhance system efficiencies and be beneficial to its Utility Subsidiary customers and to the Energy East system as a whole. To the extent Utility Subsidiary personnel are required to be made available to Shared Services for such a review, Shared Services will issue a work order to such effect and will compensate the Utility Subsidiaries for the use of their personnel as set forth in such work order. Shared Services will describe each such work order and amounts paid pursuant thereto in detail in an addendum to its Form U-13-60 filed with the Commission. Such addendum will include a breakdown of each project undertaken and the amount billed to each company for each project.


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


emergency, basis, in compliance with applicable rules of the Commission, including Rule 87(a)(3). It is possible, however, that as functions are transferred to Shared Services some services may be performed for a limited period of time after the effective date of such transfer by utility company personnel until such personnel and their positions are formally transferred to Shared Services./9

          To the extent that Rule 87(a)(3) does not apply, Energy East requests, on behalf of the Utility Subsidiaries, authority for them to provide services to each other and to Shared Services as described in this Application.

          The transactions proposed herein are also subject to Rule 54, which provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiary of a registered holding company that is an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO") in determining whether to approve any transaction that is unrelated to the financing of any EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. These standards are met.

          Rule 53(a)(1): As of December 31, 2002, Energy East's "aggregate investment" in EWGs and FUCOs is approximately $22 million, or approximately 2% of Energy East's "consolidated retained earnings" at December 31, 2002 (approximately $1.1 billion).

          Rule 53(a)(2): Energy East will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Energy East will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

----------------
9 For example, once it has been determined that an additional function is ready to be transferred to Shared Services and the effective date for the transfer to Shared Services has occurred, system personnel will begin to report to Shared Services personnel and perform the particular function on a centralized basis. However, it may not be administratively possible to transfer all employee positions to Shared Services on the same calendar day (particularly if the effective date of such transfer occurs during a payroll period or if physical relocation of employees is required). Therefore, it is anticipated that some personnel will remain employees of a Utility Subsidiary until their transfer to Shared Services can be completed, a process which should be completed within two to four months in each case (including any necessary 60-day notice to the Commission).


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


          Rule 53(a)(4): Energy East will submit a copy of any Application filed with the Commission and each amendment thereto, and will submit copies of any Rule 24 certificates as well as a copy of Energy East's Annual Report on Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries, in each case as required by Rule 53.

          In addition, Energy East states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS

          Each of the public service commissions in New York, Maine, Massachusetts, and Connecticut exercise some degree of regulatory oversight over transactions between regulated public utilities and their affiliates and associate companies.

     A.   NEW YORK PUBLIC SERVICE COMMISSION ("NYPSC").

          Generally, the NYPSC has jurisdiction under Section 110 of the New York Public Service Law over transactions between public utilities and their affiliates to the extent of access to the accounts or records of such affiliates relating to any such transactions. Section 110 also provides, generally, that all management, construction, engineering or similar contracts between a utility and an affiliate must be filed with the NYPSC and that any charges under such contracts may not exceed the reasonable cost of performing such service. NYSEG, RGE, and their affiliates are subject to the affiliate transaction guidelines set forth in the Joint Proposal in Case 01-E-0359 and Case 01-M-0404, Appendix B which was approved by the NYPSC in the Order Adopting Provisions of Joint Proposal with Modifications dated February 27, 2002. No additional approval of the NYPSC is required for NYSEG or RG&E to enter into the Service Agreement.

     B.   MAINE PUBLIC UTILITIES COMMISSION ("MPUC").

          The MPUC has jurisdiction under 35-A Maine Revised Statutes ss. 707.3 to review and approve all transactions between Maine public utility companies and their affiliates under a standard that the transaction is not adverse to the public interest. Under ss. 707.2, the MPUC may require the production of all books, records, documents and other information relating to transactions between a utility and its affiliates. Chapter 820 of the MPUC's Rules establishes additional provisions governing transactions between a utility and its affiliates, including pricing provisions relating to the provision of services. Chapter 820 provides that any utility equipment, facility, service or personnel used by an affiliate be charged to the affiliate at a tariffed rate if available, at the market price if no tariffed rate exists, or otherwise at fully distributed cost. Chapter 820 follows the principles of the rules of the Federal Communications Commission regarding cost allocations between a utility and its affiliates. Under Chapter 820, equipment, facilities, services or personnel of a utility affiliate used by that utility must be priced at the same price charged non-affiliates, or if such a price is not available, then the affiliate must charge the market price.

          In its order approving the merger of CMP Group with Energy East, issued January 4, 2000, the MPUC imposed, as a condition of its approval, the requirement that Energy East and its affiliates, to the extent that their activities relate to or in any way impact the operations, costs, or revenues of Central Maine Power in Maine, be subject to the MPUC's jurisdiction for discovery purposes and that they participate as a party in any proceeding when deemed necessary by the MPUC. Further, to assure the MPUC that it would also retain oversight over affiliate transactions for ratemaking purposes after completion of the CMP Group Merger, CMP Group and Energy East agreed to request that this Commission include, in any order approving the merger of CMP Group and Energy East, the following language:

          It is the Commission's intention that the Maine Public Utilities Commission will retain the right to review and disallow costs of services rendered by or to any Maine public utility company in the Energy East Corporation registered holding company system that may be subject to recovery in rates./10

That request was made in Amendment No. 3 to Energy East's
Application/Declaration on Form U-1 (File No. 70-09569), filed March 3, 2000.

          On July 24, 2003, the MPUC issued its Order approving the formation of Shared Services from the State of Maine under 35-A, M.R.S.A., Section 708 the form of service agreement under 35-A, M.R.S.A., Section 707, which followed the MPUC's unanimous approval of the Stipulation among the interested parties in this proceeding./11 An application requesting these approvals was filed with the MPUC which issued a Notice of Proceeding on May 15, 2003. An initial case conference was held on May 29, 2003 to address petitions to intervene, as well as discovery procedures and to set a schedule for processing of the matter. A copy of the MPUC's Order is attached hereto as Exhibit C.

     C.   MASSACHUSETTS DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY ("MDTE").

          The MDTE has jurisdiction pursuant to Section 94B of Chapter 164 of the Massachusetts General Laws to review and approve all contracts between Berkshire Gas and any affiliated company pursuant to which compensation will be paid for services rendered unless the agreement explicitly subjects the level of payment to subsequent review by the MDTE in a base rate proceeding. The MDTE has also adopted Standards of Conduct that include pricing conditions on transactions between regulated utilities such as Berkshire Gas and affiliated entities. See 220 C.M.R. ss. 12.00 et seq. The MDTE's Standards of Conduct also require Berkshire Gas to submit regular reports of its transactions with affiliates. No additional approval of the MDTE is required for Berkshire Gas to enter into the Service Agreement.

----------------
10 Order Approving Request for Approval of Reorganization and Affiliated Interest Transactions, MPUC Docket No. 99-411 at 26 (January 4, 2000).

11 The MPUC order refers to Shared Services as "Energy East Shared Services Corporation" which was the proposed name of Shared Services at the time the order was issued. The reference should be read as a reference to Shared Services.

     D.   CONNECTICUT DEPARTMENT OF PUBLIC UTILITY CONTROL ("DPUC")

          The DPUC has jurisdiction under ss. 16-8c of the Connecticut General Statutes to review affiliate transactions between a holding company or subsidiary that is related to a public service company as necessary to protect customers of the public service company from any adverse impacts. In its order approving the merger of Energy East with Connecticut Energy Corporation, issued December 16, 1999, (Docket No. 99-07-20, CNE Merger Docket), the DPUC imposed, as a condition of its approval, the requirement that any modification to current cost allocation policies for Southern Connecticut Gas resulting from the Mergers be filed for approval. The DPUC has previously ordered that any proposed changes to existing Service Agreements between Connecticut Energy Corporation and its subsidiaries be filed with the DPUC at least 60 days prior to its effective date. See Docket No. 77-08-28, Reopening May 21, 1997. In its order approving the merger of Energy East with CTG Resources, Inc., issued January 19, 2000, (Docket No. 99-08-09, CTG Merger Docket), the DPUC imposed, as a condition of its approval, the requirement that any modification to current cost allocation policies for Connecticut Natural Gas resulting from the Mergers be filed, although without the explicit condition that they be approved. No additional approvals of the DPUC are required for Connecticut Natural Gas or Southern Connecticut Gas to enter into the Service Agreement.

          Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission's order approving this Application/Declaration be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

     A.   EXHIBITS.

          A-1 Proposed Certificate of Incorporation of Utility Shared Services Corporation. (Filed herewith)

          A-2 Proposed By-Laws of Utility Shared Services Corporation. (Filed herewith)

          B-1 Form of Service Agreement between Utility Shared Services Corporation and Energy East System Client Company, including Appendix A. (Filed herewith)

          B-2 Utility Shared Services Corporation Policies and Procedures. (Filed herewith)


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


          B-3 Organizational Charts for Certain Functions. (Filed under cover of Form SE)

          B-4 Description of Subsidiary to Subsidiary Services, including Appendix A. (Filed herewith)

          B-5 Amended Service Agreements of EEMC, including Appendix A. (Filed herewith)

          C Order Approving Stipulation of the Public Utilities Commission of the State of Maine. (Filed under cover of Form SE)

          F-1  Opinion of Counsel. (Filed herewith)

          F-2  Past Tense Opinion of Counsel. (To be filed pursuant to Rule 24)

          H    Proposed Form of Notice. (Previously filed)

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved. Second, consummation of the transaction will not result in changes in the operations of Energy East or its subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this Amendment to an Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                           ENERGY EAST CORPORATION


                                           By:      /s/ Kenneth M. Jasinski
                                                    ________________________
                                           Name:    Kenneth M. Jasinski
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer
Date:  September 24, 2003

                                           ENERGY EAST MANAGEMENT
                                             CORPORATION


                                           By:      /s/ Kenneth M. Jasinski
                                                    _________________________
                                           Name:    Kenneth M. Jasinski
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer

Date:  September 24, 2003

                                  EXHIBIT INDEX

     A-1 Proposed Certificate of Incorporation of Utility Shared Services Corporation.

     A-2  Proposed By-Laws of Utility Shared Services Corporation.

     B-1 Form of Service Agreement between Utility Shared Services Corporation and Energy East System Client Company, including Appendix A.

     B-2  Utility Shared Services Corporation Policies and Procedures.

     B-3 Organizational Charts for Certain Functions. (Filed under cover of Form SE)

     B-4  Description of Subsidiary to Subsidiary Services, including Appendix
          A.

     B-5  Amended Service Agreements of EEMC, including Appendix A.

     C Order Approving Stipulation of the Public Utilities Commission of the State of Maine. (Filed under cover of Form SE)

     F-1  Opinion of Counsel.




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